Exhibit 5.1

Execution Version

ADVISORY AGREEMENT

THIS ADVISORY AGREEMENT is made as of April 21, 2026 (this "Agreement"), by and between Dennis Botts ("Advisor") and Laird Superfood, Inc., a Nevada corporation (the "Company," and, together with Advisor, the "Parties").

WHEREAS, Advisor is an indirect beneficial owner of 32.33% of the issued and outstanding membership interests in Terrasoul Superfoods, LLC ("Terrasoul");

WHEREAS, pursuant to that certain Securities Purchase Agreement, by and among Terrasoul, the Company and the other parties thereto, dated as of the date hereof (the "Purchase Agreement"), the Company, among other things, acquired all of the issued and outstanding membership interests in Terrasoul (the "Acquisition");

WHEREAS, in connection with the consummation of the Acquisition, the Company wishes for Advisor to provide certain services to the Company or its affiliates as set forth below (the "Services"), and the Company wishes to compensate Advisor for providing the Services to the Company or its affiliates on the terms set forth herein; and

WHEREAS, Advisor has advised the Company of Advisor's willingness, ability and desire to provide the Services to the Company on such terms.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants, understandings, representations, warranties, undertakings and promises hereinafter set forth, intending to be legally bound thereby, the Parties agree as follows:

1.         Term. The respective duties and obligations of Advisor and the Company shall commence on the date hereof and continue until the two (2) year anniversary of this Agreement (the “Term”), unless extended by the Parties’ mutual agreement. Notwithstanding anything to the contrary set forth herein, this Agreement may be terminated prior to the expiration of the Term pursuant to Section 5.

2.         Location; Work Schedule; Access to Information. Advisor’s place of work shall be located in Fort Worth, Texas or remote from such location, as Advisor determines appropriate and necessary to perform the Services under this Agreement (provided, that the Parties expect that Advisor will provide Services out of the Company’s offices in Fort Worth at least once a week during the Term, subject to reasonable absences for vacation and sick leave). Advisor shall be reasonably available, whether remotely or in-person, and the Company shall make available all information and resources that Advisor determines reasonably necessary, including a Company email address and remote access to the relevant Company server(s), in order for Advisor to perform the Services. Without limiting the foregoing, the Parties agree that the time to be spent by Advisor in performing the Services shall be no greater than the time spent by Advisor in his position with the Company prior to the closing under the Purchase Agreement.

3.         Services; Restrictive Covenants. Advisor shall provide the Company with such Services as shall be agreed in writing between the Parties, generally during normal business hours, including those described on Exhibit A attached hereto. Advisor agrees that all Services shall be performed by Advisor and not by any other person or entity, and that this covenant is a material inducement to the Company to enter into this Agreement. Advisor shall be subject to those restrictive covenants as described in that certain Restrictive Covenant Agreement entered into as of even date herewith by the Parties and certain other parties as set forth therein (the “Restrictive Covenant Agreement”).

4.         Monthly Fees; Expenses.

(a)         In consideration of the Services, Advisor shall be paid a fee in an amount equal to $62,500 per month during the Term (the “Monthly Fee”). The Monthly Fee shall be paid on or prior to the first day of each such month during the Term, subject to Advisor’s continued engagement on the applicable payment date pursuant to the terms of this Agreement. The Company will pay the Monthly Fee by wire transfer of immediately available funds to such account as may be directed by Advisor in writing.

(b)         The Company shall reimburse Advisor for reasonable, documented, out-of-pocket business expenses incurred in connection with Advisor’s performance of the Services during the Term; provided, that the invoice includes appropriate itemization, allocation and substantiation of expenses incurred as may be reasonably requested by the Company from time to time. Any such expense of a value greater than $2,500.00, shall not be incurred by Advisor unless approved in writing in advance by the Company. Any such reimbursement shall be paid to Advisor within thirty (30) days of the applicable invoice being approved by the Company.

5.         Termination of Agreement; Effect of Termination. This Agreement may be terminated (a) by either Party upon thirty (30) days’ advance written notice to the other Party at the addresses set forth in Section 9 or (b) immediately by the Company upon Advisor’s material breach of this Agreement (which shall include (x) Advisor’s material failure to provide any of the Services set forth on Exhibit A attached hereto or (y) any breach of the noncompetition or any nonsolicitation covenants set forth in Section 2(b) or Section 2(f) of the Restrictive Covenant Agreement or any material breach of any other restrictive covenants set forth in the Restrictive Covenant Agreement), subject to the Advisor’s ability to cure such breach (to the extent curable) within ten (10) days of written notice of such breach having been given to Advisor. Subject to the execution and non-revocation of a release of claims on the Company’s customary form solely with respect to matters under this Agreement, upon a termination of this Agreement by the Company pursuant to clause (a) of the immediately-preceding sentence, then an amount equal to (a) the Monthly Fee multiplied by (b) the number of months remaining in the Term as of such date of termination will be accelerated and paid to Advisor in full no later than thirty (30) days after the effective date of such release. Except as set forth in the immediately preceding sentence, subject to any rights under Section 11, no Monthly Fees or other payments shall be due to Advisor under this Agreement upon termination of this Agreement.

6.         Return of Property. Upon the expiration or termination of this Agreement for any reason, or upon the Company’s request at any time, Advisor shall promptly (a) deliver to the Company all property of the Company in Advisor’s possession or control, and (b) delete all confidential information (as described in Section 4 of the Restrictive Covenant Agreement) stored on any networks, computers or information storage devices not owned by the Company that are within Advisor’s possession or control.

7.         Ownership of Deliverables. The Company is and shall be, the sole and exclusive owner of all right, title, and interest throughout the world in and to all the deliverables and all the results, work product, and tangible materials prepared by Advisor in the course of providing the Services or otherwise performing its obligations under this Agreement (collectively, the “Deliverables”), including all patents, copyrights, trademarks, trade secrets, and other intellectual property rights therein. Advisor hereby irrevocably assigns and transfers to the Company all rights, title and interests in and to the Deliverables and all intellectual property rights embodied therein.

8.         Independent Contractor. Advisor shall perform the Services contemplated by this Agreement as an independent contractor to the Company. Advisor acknowledges and agrees that, as an independent contractor performing the Services (and subject to the terms of this Agreement), Advisor is not entitled to, and hereby waives all claim to, any of the rights, privileges or benefits of an employee of the Company or any of the Company’s affiliates during the Term, including, without limitation, wages, vacation, termination or severance pay, worker’s compensation, insurance or benefits. Advisor acknowledges and agrees that Advisor (a) is not an employee, agent or representative of the Company and (b) does not have the authority to act for or bind the Company without its prior written consent. With respect to all Monthly Fees received: (i) Advisor is solely responsible for Advisor’s income and other taxes and shall make such tax payments as may be required by applicable law; and (ii) the Company shall not withhold on behalf of Advisor any sums for income tax, unemployment insurance or social security pursuant to any law or requirement of any governmental agency including, without limitation, unemployment tax, federal, state or foreign income tax, federal social security (FICA) payments and disability insurance taxes. The Company will issue to Advisor an Internal Revenue Service Form 1099 with respect to any amount of Monthly Fees paid to Advisor under this Agreement.

9.         Notices.

No notice or other communication shall be deemed given unless sent in any of the manners, and to the persons, as specified in this Section 9. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) upon receipt if delivered personally (unless subject to clause (b)) or if mailed by registered or certified mail return receipt requested and postage prepaid; (b) at noon on the date after dispatch if sent by a nationally recognized overnight courier; or (c) by a successfully received e-mail transmission.

If to the Company:

5303 Spine Road, Suite 204, Boulder, CO 80301

Attention: Jason Vieth

Email: jvieth@lairdsuperfood.com

If to Advisor:

900 Wickwood Ct., Fort Worth, TX 76131

Attention: Dennis J. Botts

Email: dennisbotts.advisory@gmail.com

10.         Entire Agreement. The terms of this Agreement (together with any other agreements and instruments contemplated hereby or referred to herein) is intended by the Parties to be the final expression of their agreement with respect to the engagement of Advisor by the Company and may not be contradicted by evidence of any prior or other compensation-related arrangement (including, without limitation, any prior employment agreement between the Company and Advisor). The Parties further intend that this Agreement shall constitute the complete and exclusive statement of its terms and that no extrinsic evidence whatsoever may be introduced in any judicial, administrative or other legal proceeding to vary the terms of this Agreement. In the event of any conflict between the terms of this Agreement and the terms of the Purchase Agreement, the terms of the Purchase Agreement shall govern.

11.         Indemnification. Each Party shall indemnify and hold harmless the other Party and its affiliates from and against all claims, liability, losses, damages and expenses (including reasonable attorneys’ fees and court costs) (collectively, “Losses”) arising from, or related to, any gross negligence, intentional misconduct or fraud of the other Party. For avoidance of doubt, the Parties acknowledge and agree that, except for each Party’s express obligations set forth in this Agreement, no Party shall have any liability of any kind under this Agreement (including, with respect to Advisor, any business decisions or actions taken by the Company), except to the extent that any such Losses arise from, or relate to, any gross negligence, intentional misconduct or fraud of the other Party.

12.         Amendment; Waiver. No amendment, modification or waiver of any provision of this Agreement shall be effective unless such amendment, modification or waiver is approved in writing by each of the Parties hereto. The failure of any Party to enforce any of the provisions of this Agreement applicable to such Party shall not be construed as a waiver of such provisions and shall not affect the right of such Party thereafter to enforce every provision of this Agreement applicable to such Party in accordance with its terms. The waiver by any Party of a breach of any provision of this Agreement applicable to such Party shall not operate or be construed as a waiver of any subsequent breach of any provision of this Agreement applicable to such Party.

13.         Governing Law; Survival. The provisions of this Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to the conflicts of law rules of such state that would give effect to the law of another jurisdiction. Termination of the Term shall not terminate provisions of this Agreement that are intended to survive the Term.

14.         WAIVER OF JURY TRIAL; Arbitration. TO THE FULLEST EXTENT PERMITTED BY LAW, EACH OF ADVISOR AND THE COMPANY HEREBY WAIVE ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION OR OTHER LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT. Any dispute, claim, or controversy arising out of or relating to this Agreement, or the breach, termination, enforcement, interpretation, or validity thereof, shall be submitted to and finally resolved by binding arbitration administered by the American Arbitration Association (“AAA”) in accordance with its then-current Commercial Arbitration Rules. The arbitration shall be conducted by a single arbitrator mutually agreed upon by the parties, or if the parties cannot agree within fifteen (15) days, appointed by the AAA. The seat of arbitration shall be Fort Worth, TX. The arbitrator shall have the authority to award any remedy that would be available in a court of competent jurisdiction, including injunctive relief and specific performance. The decision of the arbitrator shall be final and binding on the Parties, and judgment upon the award rendered by the arbitrator may be entered in any court of competent jurisdiction. The administrative fees and expenses of the AAA and the fees of the arbitrator shall be shared equally by the Parties as an initial matter; provided, however, that the arbitrator shall have full authority to reallocate such fees and to award reasonable attorneys’ fees, costs, and expenses to the prevailing Party.

15.         Assignment. Advisor may not assign or subcontract this Agreement without the prior written consent of the Company. Any assignment or subcontract by Advisor in violation of this provision shall be null and void ab initio. The Company may assign this Agreement to one or more of its subsidiaries or to any successor to substantially all of the business and/or assets of the Company. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Each of the Company’s affiliates, successors and assigns shall have full rights to enforce the restrictive covenants set forth in this Agreement.

16.         Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, and all of which together will constitute one document. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement. A facsimile or scanned (e.g., .PDF, .GIF, etc.) signature shall be deemed to be an original.

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[Signature Page to Advisory Agreement]

IN WITNESS WHEREOF, the Company and Advisor have executed this Agreement as of the date first written above.

Laird Superfood, Inc.

April 21, 2026	By:	/s/ Jason Vieth
Jason Vieth
Chief Executive Officer

Accepted and Agreed:

Advisor

April 21, 2026	By:	/s/ Dennis J. Botts
Dennis J. Botts

Exhibit A

[OMITTED]